[Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]
July 7, 2009
BY HAND AND EDGAR
Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Starwood Property Trust, Inc.; Registration Statement on Form S-11 (File No. 333-1159754)
Dear Ms. Garnett:
          On behalf of Starwood Property Trust, Inc., a Maryland corporation (the “Company”), enclosed is a copy of Amendment No. 1 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement on Form S-11 filed with the Commission on June 5, 2009.
          The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of July 1, 2009 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.
          Set forth below are the Comments and each of the Company’s responses thereto. All references to page numbers and captions correspond to the page numbers in the preliminary prospectus included in the Registration Statement.

General
1.	Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

The Company has advised us that it does not intend to use any graphics, maps, photographs and related captions or other artwork including logos in the prospectus.

2.	Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

It is our understanding that Item 19.D of the SEC’s Industry Guide 5 relates specifically to sales materials that, among other things, are used after the effective date of a registration statement. The Company and the underwriters have advised us that they do not presently intend to use any sales materials in connection with the proposed offering subsequent to the effective date of the Registration Statement. The Company has also undertaken that if any sales materials are to be used in connection with the offering of any shares registered pursuant to the Registration Statement subsequent to the effective date thereof, it will comply with the requirements of the Staff’s comment.

3.	Please provide prior performance tables, as specified by Item 8 of Industry Guide 5, or tell us why you believe this information is not applicable to your filing.

We note that Guide 5 applies to registration statements for offerings of interests in real estate limited partnerships. Pursuant to Item 8 of Guide 5, a registration statement for such an offering is required to include certain performance data for the past three and in some cases five years with respect to other programs with similar investment objectives that have been sponsored by the general partner (including its affiliates) of the partnership, the promoters of the partnership, and all persons that, directly or indirectly, through one or more intermediaries, control or are controlled by, or are under common control with, such general partner or promoters (collectively, the “Sponsors”). We also note that the SEC has extended the application of Item 8 of Guide 5 to a registration statement for an equity offering by a real estate investment trust (a “REIT”) that does not have prior operating results if the registration statement does not specify the use of at least

75% of the expected proceeds of the offering. The Company’s external manager, SPT Management, LLC, is under common control with Starwood Capital Group Global, L.P. (“Starwood”). During the five year period for which Item 8 requires disclosure of a Sponsor’s performance of prior programs, Starwood has sponsored two investment funds, through one fund offering, that have a similar investment strategy as the Company, namely Starwood Debt Fund II, L.P. and Starwood Debt Fund II-U, L.P. These two funds focus primarily on investments in debt interests and debt securities including real estate related debt investments. Therefore, in response to the Staff’s Comment, the Company has provided prior performance tables on pages 121, 122 and 123 with respect to these two funds. In prior periods, Starwood also sponsored two funds that primarily or predominantly made mezzanine investments related to real estate, namely Starwood Mezzanine Investors, L.P. and Starwood Opportunity Fund IV, L.P. Therefore, the Company has also provided certain performance data for these two prior funds on page 121.

4.	We note that you intend to operate your business in a manner that will permit you to maintain your exemption from registration under the 1940 Act. Please note that we have referred your disclosure to the Division of Investment Management for further review.

The Company has noted the Staff’s Comment.

5.	We note that SPT Investment, LLC has agreed to acquire shares of your common stock in a concurrent private placement. Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

The Company believes that, in accordance with Rule 152 under the Securities Act and the interpretive guidance provided by the Commission in Revisions of Limited Offering Exemptions in Regulation D, Release No. 33-8828 (Aug. 3, 2007) (the “Release”), the concurrent private placement to SPT Investment, LLC, as described in the Prospectus, should not be integrated with the public offering that is the subject of the Registration Statement. In the Release, the Commission confirmed its position that the filing of a registration statement does not, in itself, eliminate a company’s ability to engage in a concurrent private offering, whether it is commenced before or after the filing of the registration statement. The Release further provides that:
the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of a Section 4(2) exemption . . . should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are “qualified institutional buyers” . . . or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement. . . . [I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company . . . , then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption . . . and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.
The interpretive guidance of the Release was recently confirmed by the staff in the Commission’s Compliance and Disclosure Interpretations—Securities Act Sections (last updated April 24, 2009), Question 139.25 (“CDI”). In the CDI, the staff indicated that in the specific situation of concurrent public and private offerings, only the guidance set forth in the Release applies.

The Company believes that Section 4(2) of the Securities Act is clearly available in the current circumstances. The common stock to be sold in the concurrent private placement will not be offered or sold through means of a general solicitation, whether in the form of the Registration Statement or otherwise. The Company has a substantive, pre-existing relationship with SPT Investment, LLC, which is entirely beneficially owned, through Starwood, by Mr. Barry Sternlicht, who also controls the Company’s manager (through Starwood). It is through the Company’s substantive, pre-existing relationship with SPT Investment, LLC as an affiliate of its manager and not the Registration Statement that such investor became interested in participating in the concurrent private placement. As a result of the foregoing, based upon the interpretive guidance provided in the Release, the concurrent private placement is exempt from Section 4(2) of the Securities Act and should not be integrated with the public offering that is the subject of the Registration Statement.
Prospectus Cover Page
6.	Please limit the cover page to the information that is required by Item 501 of Regulation S-K and other information that is key to an investment decision. For example, details about Mr. Sternlicht’s experience with Starwood Capital Group and its affiliates are more appropriate for the prospectus summary and the body of the prospectus.

The disclosure on the prospectus cover page has been revised in response to the Staff’s comment.
Summary, page 1
7.	The prospectus summary contains a lengthy description of your business and business strategy. Further, we note the identical disclosure appears later in your prospectus. In the summary, you should carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. More detailed information is better suited for the body of the prospectus. At a minimum, please revise to substantially limit the summary disclosure under the following headings:
•	Market Opportunities

•	Our Manager’s Competitive Strengths

•	Our Investment Strategy

•	Investment Guidelines

•	Investment Committee

•	Risk Management
Refer to Item 503(a) of Regulation S-K, which states that the summary should be brief.

The disclosure on pages 3, 4, 5, 9, 10 and 11 has been revised in response to the Staff’s Comment.

8.	Much of the disclosure about your manager under “Our Company” is repeated on the next page under “Our Manager and Starwood Capital Group.” Please revise to eliminate repetitive disclosure.

The disclosure on page 2 has been revised in response to the Staff’s Comment.
Our Manager’s Competitive Strengths, page 5
9.	Please provide us with support for the following statement: “Our Manager’s executive team has managed funds through multiple recessions and market downturns with successful results.”

In response to the Staff’s Comment, the Company has deleted this statement from pages 4 and 85.
Our Target Assets, page 8
10.	In this section and in your “Use of Proceeds” section, please provide your anticipated holdings in each target asset class.

In response to the Staff’s Comment, the Company has provided the anticipated holdings in each target asset class on pages 6 and 65.

Our Financing Strategy, page 9
11.	We note that you have disclosed significant uncertainties regarding the availability of financing under the PPIP and TALF programs. Please revise to clarify how you intend to finance acquisition of your target assets in the short term and whether delays and uncertainties associated with government funding programs may cause you to postpone your initial acquisitions until funding is available through these programs..

In response to the Staff’s Comment, the disclosure on pages 7, 75 and 90 has been revised to clarify that if the Company is unable to obtain financing through U.S. Government programs and unable to invest in the asset classes expected to be financed through these programs at attractive rates of return on an unlevered basis, then the Company will either utilize other financing sources or the Company will not invest in these asset classes.
Leverage Policies, page 11
12.	We note that you intend to employ “prudent” leverage to finance your investments. Please revise your disclosure to quantify the amount of leverage that your manager considers to be prudent, along with the maximum amount you expect to utilize. Similarly, we note from your risk factor disclosure on page 38 that you initially anticipate using only “moderate” leverage. Please revise your disclosure to quantify the amount of leverage that your manager considers to be moderate.

The disclosure on pages 9, 37, 77 and 95 has been revised in response to the Staff’s Comment.

Investment Committee, page 12
13.	Please disclose how often the periodic review of your investment portfolio and compliance with your investment guidelines is expected to take place.

The disclosure on pages 10, 95 and 96 has been revised in response to the Staff’s Comment.
Summary Risk Factors, page 14
14.	Refer to the fourth bullet point on page 15. Please add that there are no limitations on your leverage ratio. We note your related disclosure on page 11.

In response to the Staff’s Comment, the Company has added a summary risk factor on page 11 that the Company may incur significant debt, which will subject it to increased risk of loss and may reduce cash available for distributions to its shareholders, and that its governing documents contain no limitation on the amount of debt the Company may incur.
Management Agreement, page 16
15.	Refer to your fee table on page 18. In the incentive fee portion of the table, we note your example that shows that net income will be offset by past net losses. Please confirm, if true, that net income will not be offset by future net losses, even though the fee is payable in arrears. For example, if you have net income in one quarter (Q1) followed by a net loss the next quarter (Q2), clarify whether you will still pay an incentive fee for Ql.

The Company has advised us that net income in one quarter will not be offset by net losses in a future quarter for purposes of calculating the prior quarter’s incentive fee and the manager’s entitlement to an incentive fee in such prior quarter.

16.	Refer to your disclosure regarding the fee waiver. Please disclose specifically which fees will be waived. For example, with respect to the management fee it is not clear how stockholders equity would be reduced in a manner that reflects the fee waiver.

In response to the Staff’s Comment, the Company has revised the disclosure on pages 15 and 117 to clarify that the base management fee and incentive fee will be reduced (not waived) by the amount of any separate fees the Company may pay its manager or its affiliates in respect of any equity investment it may make in a Legacy Loans PPIFs or Legacy Securities PPIF if managed by the manager or any of its affiliates.

17.	Please disclose how you will calculate the termination fee if the management agreement is terminated prior to the 24-month mark.

In response to the Staff’s Comment, the Company has revised its disclosure on pages 14, 26 and 116 to clarify that during the initial three-year term of the management agreement, the Company may not terminate the agreement except for cause which does not require payment of any termination fee.
Conflicts of Interest and Related Policies, page 19
18.	Refer to the last sentence of the first paragraph on page 20. Please explain what you mean by “capital required for any proposed investment” (emphasis added).

In response to the Staff’s Comment, the disclosure on pages 1, 16, 17, 82, 98 and 125 has been revised to clarify that “capital required for any proposed investment” refers to the equity capital required to make any proposed investment.
The Offering, page 24
19.	Distribution Policy. We note that you may make your initial distribution prior to the time that you have fully invested the net proceeds from this offering in your target assets. Please revise to clarify that you may fund such distributions from the net proceeds of this offering, consistent with your disclosure on page 70. Also, please refer to this payment as a distribution rather than a dividend since it could be paid from sources other than cash flows from operations.

In response to the Staff’s Comment, the disclosure on pages 22 and 66 has been revised to clarify that the Company may fund such distributions from the net proceeds of this offering and that such payment is a distribution rather than a dividend.
Liability relating to environmental matters..., page 52
20.	Please explain why you have included this risk factor, since it relates to properties. We note that properties are not included in your target asset classes.

In response to the Staff’s Comment, the Company has revised this risk factor on page 50 to clarify that environmental liabilities applicable to property owners would apply to the Company to the extent that it exercises its foreclosure rights with respect to its target assets.
Use of Proceeds, page 69
21.	Please describe in greater detail the short term investments (other than money market accounts) that the company may invest in prior to the full investment of the offering proceeds.

The disclosure on pages 10, 22, 42, 65 and 95 has been revised in response to the Staff’s Comment.
Distribution Policy, page 74
22.	We note that you may fund your distributions out of offering proceeds. Please add risk factor disclosure to address the related risks, specifically the effect it would have on cash available for investing purposes and for distribution purposes, as well as the potential dilution effects. In addition, please state that funding distributions from offering proceeds could constitute a return of capital, which would have the effect of reducing the shareholder’s basis in your stock.

The disclosure on page 66 has been revised in response to the Staff’s Comment.
Our Company, page 87
23.	Please revise to identify the Manager’s other funds that have investment objectives similar to yours.

The disclosure on pages 1 and 82 has been revised to refer to “the Starwood Unlevered Debt Fund.” This is the only fund currently managed by an affiliate of Starwood that has a substantially similar investment strategy to us and that is not yet fully invested. The disclosure on page 120 has been revised to refer to this fund as well as the other two funds sponsored by other affiliates of Starwood Capital that had an investment strategy similar to us. The capital of both of these prior funds has been fully invested.
Residential Mortgage Loans, page 90
24.	We note that you expect to utilize Starwood Capital Group’s joint venture platform. Please expand your disclosure to describe how this platform will enable you to identify opportunities and better underwrite your investments.

The disclosure on page 84 has been revised to (i) describe how Starwood Capital Group’s joint venture land platform will enable the Company to better underwrite its investments, and (ii) delete the reference to identification of opportunities.
Our Manager’s Competitive Strengths, page 90
25.	We refer to your statement that you believe you will benefit from the “deep experience and significant expertise” of your manager’s executive team. It appears from your disclosure that much of your manager’s experience relates to investing directly in residential and commercial properties, as opposed to mortgage-backed securities and mortgage loans. As it is not your intent to invest directly in residential and commercial properties, please clarify how such experience will assist you in investing in mortgage-backed securities and mortgage loans. Please also clarify, here and elsewhere throughout the prospectus, your manager’s experience in investing in your target asset classes.

The disclosure on pages 4 and 85 has been revised in response to the Staff’s Comment.
Our Investment Strategy, page 92
26.	Please revise the second bullet point to describe this aspect of your strategy in clear, plain language. Also, briefly explain how you will achieve the goals of sustainable cash flow, residual value, and sustainable yield.

In response to the Staff’s Comment, the Company has deleted the aforementioned second bullet point from pages 5 and 87.

27.	In the first full paragraph on page 93, you state that your manager will employ a “bottom-up” approach to asset and security valuation. Please expand your disclosure to explain this approach in greater detail.

In response to the Staff’s Comment, the Company has deleted the statement that the Manager will employ a “bottom-up” approach to asset and security valuation from pages 6 and 87.
Targeted Asset Classes, page 93
28.	Please disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-11.

In response to the Staff’s Comment, the Company has disclosed its portfolio turnover policy on page 88.
Conflicts of Interest with Related Parties, page 104
29.	Please revise to describe the potential conflicts of interests relating to the manner of determining the management fee and the incentive fee. Considering that these fees are based on retained earnings and net income, they may create an incentive for your manager to invest in more risky assets to increase your short-term net income and thereby increase the fees it earns. Please also add related risk factors, as appropriate.

In response to the Staff’s Comment, the disclosure on pages 16 and 98 has been revised to describe the potential conflicts of interests relating to the manner of determining the management fee and the incentive fee.

30.	Please explain in greater detail the opportunity allocation provisions that will apply to you. Disclosure on page 1 of the prospectus suggests that your co-investment right will be the inverse of the rights of the Starwood private real estate funds, but the allocation provisions applicable to you are not expressly described in this section. Clarify what factors will determine your investment percentage within the range of 67.5% to 90%. Expand the disclosure to provide an example of how this allocation provision will work. Also, please clarify whether these allocation provisions are included in your bylaws or some other contractual agreement and identify the other parties to any such agreement.

In response to the Staff’s Comment, the disclosure on pages 16, 17, 98 and 99 has been revised to describe in greater detail the investment opportunity allocation provisions that will apply to the Company. In addition, the disclosure on pages 120 and 128 has been revised to indicate that the Company’s co-investment rights will be provided for in an agreement among the Company’s manager, Starwood and the Company.

31.	Refer to the second full paragraph on page 105. We note that you expect your board to adopt a policy that prohibits the directors and officers of your Manager from investing more than $10 million in your target assets for their own account, which presumably means that they could invest up to $10 million. You also state that your code of business conduct and ethics prohibits your directors and officers and personnel of Starwood Capital Group who provide services to you from engaging in any transaction that involves an actual conflict of interest. Please explain how you will ensure that an investment of up to $10 million by the directors and officers of your Manager will not be considered a conflict of interest. We note your related risk factor disclosure on page 27 that such investments may present certain conflicts of interest

The Company has revised pages 18, 25, 100, 125 and 126 to delete the disclosure regarding a code of conduct of the Company and instead disclose the Company’s expectation that, shortly after the consummation of the offering, the Company’s board of directors will adopt a policy with respect to any proposed investments by the Company’s directors or officers or the officers of the Company’s manager, which are referred to as the “covered persons,” in any of the Company’s target asset classes. The Company now discloses that it expects this policy to provide that any proposed investment by a covered person for his or her own account in any of the Company’s target asset classes will be permitted if the capital required for the investment does not exceed the lesser of (x) $5 million, or (y) 1% of the stockholder’s equity of the Company as of the most recent month end, which is referred to as the “personal investment limit.” The Company has proposed, subject to the approval of its board of directors after the offering (which will include a majority of independent directors), to establish a personal investment limit that represents a de minimis amount of the total stockholders’ equity of the Company’s in order to address the potential conflict that may arise when covered persons propose to make investments for their own account in the Company’s target assets.”

Our Manager and the Management Agreement
“Starwood” License Agreement, page 126
32.	You disclose that you entered into a license agreement with Starwood Capital Group Global, L.P. pursuant to which it has granted you a non-exclusive, royalty-

free license to use the name and trademark “Starwood.” Please tell us how you determined the appropriate accounting treatment for this license. Please tell us what guidance you considered/relied upon in determining not to reflect this license agreement in your financial statements.

In response to the Staff’s Comment, the disclosure on pages 119 and 128 has been revised to clarify that the Company will enter into the license agreement with Starwood Capital Group Global, L.P. only upon consummation of the offering. The Company will determine the appropriate accounting treatment for this license when it becomes effective.
Description of Capital Stock, page 132
33.	The statement that all of the common stock offered will be “duly authorized, fully paid and nonassessable” is a legal conclusion that you are not qualified to make. Please revise to disclose that you have received an opinion of counsel to this effect and file counsel’s consent to be named in this section or delete the statement.

In response to the Staff’s Comment, the statement on page 129 that all of the common stock offered will be “duly authorized, fully paid and nonassessable” has been deleted.
U.S. Federal Income Tax Consideration
Taxation of Starwood Property Trust, Inc., page 147
34.	We note that you intend to elect to be taxed as a REIT commencing with your taxable year ending December 31, 2009. Please revise the description of the tax opinion to clarify that counsel has opined on your REIT status commencing with the same taxable year.

In response to the Staff’s Comment, the description of the tax opinion on page 142 has been revised to clarify that counsel has opined on the Company’s REIT status commencing with the same taxable year.
Item 36. Financial Statements and Exhibits, page II-3
35.	Please file your legal and tax opinions with your next amendment or provide drafts for us to review. We must review the exhibits before we declare the registration statement effective, and we may have comments.

For the Staff’s supplemental review, Venable LLP has provided a draft of its Exhibit 5 opinion as Annex I hereto and we have provided a draft of our Exhibit 8 opinion as Annex II hereto.
* * * * *
                    Please contact the undersigned at (212) 735-3574 or Yasmeena F. Chaudry at (212) 735-3202 should you require further information or have any questions.

Very truly yours,
/s/ David J. Goldschmidt
David J. Goldschmidt, Esq.

cc:	Ellis F. Rinaldi, Esq.
Starwood Property Trust, Inc.
c/o Starwood Capital Group
591 West Putnam Avenue
Greenwich, CT 06830

Jessica Barberich, Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

J. Gerard Cummins, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019

Annex I
DLA Piper LLP (US)
The Marbury Building
6225 Smith Avenue
Baltimore, Maryland 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com
July __, 2009
Starwood Property Trust, Inc.
591 West Putnam Avenue
Greenwich, CT 06830

Re:	Registration Statement on Form S-11 (Reg. No. 333-159754)
Ladies and Gentlemen:
     We have served as special Maryland counsel to Starwood Property Trust, Inc., a Maryland corporation (the “Company”), in connection with the registration on Form S-11 filed on July ___, 2009 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), of the sale and issuance of up to                      shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (“Common Stock”), covered by the above-identified Registration Statement filed by the Company with the Securities and Exchange Commission (the “Commission”). This opinion is being provided at your request in connection with the filing of the Registration Statement.
     In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):
     1. The Registration Statement and the related preliminary prospectus included therein, in the form in which it was transmitted to the Commission under the Securities Act;
     2. The charter of the Company (the “Charter”), certified as of a recent date by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

     3. The Bylaws of the Company, certified as of the date hereof by the Secretary of the Company;
     4. Resolutions (the “Resolutions”) adopted by the Board of Directors of the Company (the “Board of Directors”) relating to (a) the registration, sale and issuance of the Shares and (b) the creation and delegation of authority to a Pricing Committee of the Board of Directors (the “Pricing Committee”) in connection therewith, certified as of the date hereof by the Secretary of the Company;
     5. A certificate of the SDAT as to the good standing of the Company, dated as of the date hereof; and
     6. A certificate (the “Secretary’s Certificate”) executed by Ellis F. Rinaldi, Secretary of the Company, dated as of the date hereof.
     In expressing the opinion set forth below, we have assumed the following:
     1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.
     2. Each individual executing any of the Documents on behalf of a party is duly authorized to do so.
     3. Each of the parties executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding.
     4. All Documents submitted to us as originals are authentic. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All statements and information contained in the Documents are true and complete. There has been no oral or written modification or amendment to the Documents, or waiver of any provision of the Documents, by action or omission of the parties or otherwise.
     5. Prior to the issuance of any Shares, the Pricing Committee will adopt resolutions satisfying the requirements of Sections 2-203 and 2-208 of the Maryland General Corporation Law.
     6. Prior to the issuance of any Shares, the Company will have available for issuance, under the Charter, the requisite number of authorized but unissued Common Stock.
     Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that the Shares are duly authorized and, upon issuance and delivery of the Shares as contemplated by the Resolutions and the Registration Statement, the Shares will be validly issued, fully paid and non-assessable.

2

     The foregoing opinion is limited to the substantive laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with the securities (or “blue sky”) laws of the State of Maryland. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.
     We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof. This opinion is limited to the matters set forth herein, and no other opinion should be inferred beyond the matters expressly stated.
     This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement.
     We hereby consent to the filing of this opinion with the Commission as Exhibit 5.1 of the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.
Very truly yours,

3

Annex II
[ Date ], 2009
Starwood Property Trust, Inc.
c/o Starwood Capital Group
591 West Putnam Avenue
Greenwich, CT 06830

Re:	Certain United States Federal Income Tax Matters
Ladies and Gentlemen:
          You have requested our opinion concerning certain United States Federal income tax considerations in connection with the offering (the “Offering”) by Starwood Property Trust, Inc., a Maryland corporation (“Starwood”), of shares of Starwood common stock, [ $0.01 ] par value per share (“Common Stock”), pursuant to a registration statement on Form S-11 (Reg. No. 333-159754) (the “Registration Statement”), Amendment No. [-] of which was filed with the Securities and Exchange Commission (the “Commission”) on [ Date ], 2009. We have acted as tax counsel to Starwood in connection with the Offering, and have participated in the preparation of the Registration Statement and certain other documents.
          In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Registration Statement and such other documentation and information provided to us by you as we have deemed necessary or appropriate as a basis for the opinion set forth herein. In addition, you have provided us with, and we are relying upon, a certificate containing certain factual statements, factual representations and covenants of officers of Starwood (the “Officers’ Certificate”) relating to, among other things, the actual and proposed operations of Starwood and the entities in which it holds, or has held, a direct or indirect interest (collectively, the “Company”). For purposes of our opinion, we have not independently verified the facts, statements, representations and covenants set forth in the Officers’ Certificate, the Registration Statement, or in any other document. In particular, we note that the Company may engage in transactions in connection with which we have not provided legal advice, and have not reviewed, and of which we may be unaware. Consequently, we have relied on your representation that the facts, statements, representations, and covenants presented in the Officers’ Certificate, the Registration Statement, and other documents, or otherwise furnished to us, accurately and completely describe all material facts relevant to our opinion. We have assumed that all such facts, statements, representations and covenants are true without regard to any qualification as to knowledge, belief, intent, or materiality. Our opinion is conditioned on the continuing accuracy and completeness of such facts, statements, representations and covenants. We are not aware of any facts inconsistent with the statements in the Officers’ Certificate.

Any material change or inaccuracy in the facts, statements, representations, and covenants referred to, set forth, or assumed herein or in the Officers’ Certificate may affect our conclusions set forth herein.
          In our review of certain documents in connection with our opinion as expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic, or electronic copies, and the authenticity of the originals of such copies. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.
          Our opinion is also based on the correctness of the following assumptions: (i) Starwood and each of the entities comprising the Company has been and will continue to be operated in accordance with the laws of the jurisdictions in which it was formed and in the manner described in the relevant organizational documents, (ii) there will be no changes in the applicable laws of the State of Maryland or of any other jurisdiction under the laws of which any of the entities comprising the Company have been formed, and (iii) each of the written agreements to which the Company is a party has been and will be implemented, construed and enforced in accordance with its terms.
          In rendering our opinion, we have considered and relied upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder (“Regulations”), administrative rulings and other Treasury interpretations of the Code and the Regulations by the courts and the Internal Revenue Service (“IRS”), all as they exist at the date hereof. It should be noted that the Code, Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions set forth herein. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS.
          We express no opinion as to the laws of any jurisdiction other than the federal laws of the United States. We express no opinion on any issue relating to Starwood or any investment therein, other than as expressly stated herein.
          Based on and subject to the foregoing, we are of the opinion that:
          1. Commencing with Starwood’s initial taxable year ending on December 31, 2009, Starwood has been organized in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) under the Code, and its proposed method of operation will enable it to meet the requirements for

2

qualification and taxation as a REIT. As noted in the Registration Statement, Starwood’s qualification and taxation as a REIT depend upon its ability to meet, through actual operating results, certain requirements relating to the sources of its income, the nature of its assets, its distribution levels and the diversity of its stock ownership, and various other qualification tests imposed under the Code, the results of which are not reviewed by us. Accordingly, no assurance can be given that the actual results of Starwood’s operations for any one taxable year will satisfy the requirements for taxation as a REIT under the Code.
          2. Although the discussion set forth in the Registration Statement under the heading “Federal Income Tax Considerations” does not purport to discuss all possible United States Federal income tax consequences of the ownership and disposition of Common Stock, such discussion, though general in nature, constitutes, in all material respects, a fair and accurate summary under current law of the material United States Federal income tax consequences of the ownership and disposition of Common Stock of Starwood, subject to the qualifications set forth therein. The United States Federal income tax consequences of the ownership and disposition of such Common Stock by an investor will depend upon that holder’s particular situation, and we express no opinion as to the completeness of the discussion set forth in “Federal Income Tax Considerations” as applied to any particular holder.
          This opinion is furnished to you in connection with the Offering. We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Skadden, Arps, Slate, Meagher & Flom LLP under the headings “Risk Factors,” “U.S. Federal Income Tax Considerations,” and “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission. This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof, or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue.
Very truly yours,

3